SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559091307

(CUSIP Number)

William H. Hastings

2 Thurston Lane

Falmouth, Maine 04105

(207) 797-2636

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 559091307	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON William H. Hastings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5	SOLE VOTING POWER 3,061,975
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 3,061,975
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,061,975 shares of Common Stock (includes vested options to purchase 2,712,500 shares)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 559091307	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.

(a)           Name of issuer: Magellan Petroleum Corporation.

(b)           Address of Issuer's principal executive offices: 1775 Sherman Street, Suite 1950, Denver, Colorado 80203.

Item 2.

(a)           Name of person filing: William H. Hastings.

(b)           Residence address: 2 Thurston Lane, Falmouth, Maine 04105.

(c)           Citizenship: United States of America.

(d)           Title of class of securities: Common Stock, par value $0.01 per share.

(e)           CUSIP No. 559091307.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;

[ ] Bank as defined in Section 3(a)(6) of the Act;

[ ] Insurance company as defined in Section 3(a)(19) of the Act;

[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Inapplicable

CUSIP No. 559091307	SCHEDULE 13G	Page 4 of 5 Pages

Item 4. Ownership

(a) Amount beneficially owned: 3,061,975

(b) Percent of class: 6.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,061,975

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,061,975

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Inapplicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Inapplicable.

Item 8. Identification and Classification of Members of the Group

Inapplicable.

Item 9. Notice of Dissolution of the Group

Inapplicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effective of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 559091307	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2013

/s/ William H. Hastings

William H. Hastings